51 Madison Avenue

New York, New York 10010

May 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (the “Registrant”)
Registration Nos.: 333-183489 and 811-22739

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests withdrawal of the Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A listed in the table below (the “Amendments”). The Amendments relate to IQ m+ Uncapped Buffer 10 September ETF (formerly, IQ m+ Buffered ETF), a series of the Registrant.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
25	April 15, 2020	485A	0001104659-20-046856
27	June 26, 2020	485BXT	0001104659-20-077210
31	July 23, 2020	485BXT	0001104659-20-085917
32	August 5, 2020	485BXT	0001104659-20-090773
33	August 13, 2020	485A	0001104659-20-094052
39	October 8, 2020	485BXT	0001104659-20-113339
42	November 4, 2020	485BXT	0001104659-20-121209
45	November 19, 2020	485BXT	0001104659-20-127255
48	December 10, 2020	485BXT	0001104659-20-133974
50	January 7, 2021	485BXT	0001104659-21-001912
53	February 4, 2021	485BXT	0001104659-21-012039
58	March 4, 2021	485BXT	0001104659-21-032044
62	April 1, 2021	485BXT	0001104659-21-045392
65	April 29, 2021	485BXT	0001104659-21-057360

No securities were sold in connection with the Amendments and the Registrant has determined not to proceed with the offering of these series at this time.

Please direct any questions concerning the Amendments or the foregoing matters, to the undersigned at (212) 576-7634.

Very truly yours,
/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jonathan Zimmerman
Barry I. Pershkow, Esq.